

Mail Stop 3030

May 21, 2009

<u>Via U.S. Mail</u>

Mr. John F. Glenn
Chief Financial Officer
Solta Medical, Inc.
25881 Industrial Boulevard
Hayward, CA   94545

> **RE: Solta Medical, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 30, 2009**
> **File No. 1-33123**

Dear Mr. Glenn:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief